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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                             -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                     No   X
                       -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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Chartered Semiconductor Manufacturing Ltd (the "Company") is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

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                                TABLE OF CONTENTS


1.   Other Events

     A. On September 16, 2002 in Singapore, the Company issued an announcement relating to the Company's previously announced rights offering and certain recent financial developments. A copy of the announcement is being filed as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

     B. In connection with the Company's previously announced rights offering, the Company is filing documents relating to the rights offering as Exhibits 99.2 through 99.14 to this report on Form 6-K, each of which is incorporated by reference herein.


2.   Exhibits

     99.1 Announcement of the Company relating to the Company's rights offering and recent financial developments

     99.2 Prospectus Supplement dated September 14, 2002 to Prospectus dated March 19, 2001

     99.3 Underwriting Agreement dated September 2, 2002 by and between the Company and Merrill Lynch (Singapore) Pte. Ltd., as representative of the several underwriters

     99.4 Agreement regarding advisory fees dated September 2, 2002 by and between the Company and Merrill Lynch (Singapore) Pte. Ltd.

     99.5  Consent of KPMG Singapore


     99.6 Rights Agency Agreement dated as of September 16, 2002 by and between the Company and Citibank, N.A., as rights agent

     99.7  ADS Rights Certificate

     99.8  Notice of Guaranteed Delivery

     99.9  Instruction Booklet for ADS Rights Certificates

     99.10 Securities Dealer Letter

     99.11 Client Letter

     99.12 Substitute Form W-9

     99.13 Guidelines for Substitute Form W-9

     99.14 Letter to Shareholders
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: September 16, 2002



                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD



                                             By: /s/ George Thomas
                                                 -------------------------------
                                             Name:  George Thomas
                                             Title: Vice President and Chief
                                             Financial Officer

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                                  EXHIBIT INDEX


99.1 Announcement of the Company relating to the Company's rights offering and recent financial developments

99.2 Prospectus Supplement dated September 14, 2002 to Prospectus dated March 19, 2001

99.3 Underwriting Agreement dated September 2, 2002 by and between the Company and Merrill Lynch (Singapore) Pte. Ltd., as representative of the several underwriters

99.4 Agreement regarding advisory fees dated September 2, 2002 by and between the Company and Merrill Lynch (Singapore) Pte. Ltd.

99.5  Consent of KPMG Singapore


99.6 Rights Agency Agreement dated as of September 16, 2002 by and between the Company and Citibank, N.A., as rights agent

99.7  ADS Rights Certificate

99.8  Notice of Guaranteed Delivery

99.9  Instruction Booklet for ADS Rights Certificates

99.10 Securities Dealer Letter

99.11 Client Letter

99.12 Substitute Form W-9

99.13 Guidelines for Substitute Form W-9

99.14 Letter to Shareholders